# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vulcan Infrastructure and Power Inc., CIK 0001844971
CUSIP: 39531G308
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York (NY), 14534
Date of event which requires filing of this statement: 09/10/2026
Filed by CIK 0001850901
Persons authorized to receive notices and communications: Conversant Capital LLC, 25 Deforest Avenue, Attn: Paul H. Dumaine, Summit, New Jersey (NJ), 07901, (908) 466-5050; With a copy to: John M. Bibona, Fried,Frank,Harris,Shriver&Jacobson LLP, One New York Plaza, New York, New York (NY), 10004, 212-859-8000

## Reporting persons
- Conversant PIF VIP Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,479,532; sole dispositive power 0; shared dispositive power 3,479,532; aggregate amount beneficially owned 3,479,532 (9.8% of the class)
  Comment: (1) The percentage reflected in row (13) is calculated based on 35,547,753 outstanding shares of class A common stock on September 10, 2026, as disclosed in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 10, 2026.
- Conversant Capital LLC (CIK 0001850901): type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,479,532; sole dispositive power 0; shared dispositive power 3,479,532; aggregate amount beneficially owned 3,479,532 (9.8% of the class)
  Comment: (1) The percentage reflected in row (13) is calculated based on 35,547,753 outstanding shares of class A common stock on September 10, 2026, as disclosed in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 10, 2026.
- Michael J. Simanovsky: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,479,532; sole dispositive power 0; shared dispositive power 3,479,532; aggregate amount beneficially owned 3,479,532 (9.8% of the class)
  Comment: (1) The percentage reflected in row (13) is calculated based on 35,547,753 outstanding shares of class A common stock on September 10, 2026, as disclosed in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Vulcan Infrastructure and Power Inc.
Address of issuer's principal executive offices: 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York (NY), 14534

## Item 2. Identity and Background
Name of person filing:
This Statement is being jointly filed on behalf of each of the following entities (collectively, the "Reporting Persons"):

1. Conversant PIF VIP Holdco LLC, a Delaware limited liability company ("Purchaser");

2. Conversant Capital LLC, a Delaware limited liability company ("Conversant Capital"); and

3. Michael J. Simanovsky, an individual.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.
Residence or business address: The principal business address for each of the Reporting Persons is 25 Deforest Ave., Summit, NJ 07901.
Present principal occupation or employment: The Purchaser is a private investment vehicle established by Conversant Capital for the purpose of investing in the Issuer's securities. The principal business of Conversant Capital is performing the functions of, and serving as, investment manager to Purchaser and other investment funds. The principal occupation of Mr. Simanovsky is investment management and performing the functions of, and serving as, the sole managing member of Conversant Capital.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information reported in Item 6 of each cover page is incorporated by reference into this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 19, 2026, Conversant PIF Aggregator A LP, a Delaware limited partnership and an affiliate of the Reporting Persons ("Aggregator"), entered into a subscription agreement (the "Subscription Agreement") with the Issuer, pursuant to which Aggregator agreed that it or its permitted assignee would purchase, and pursuant to which Purchaser, as the permitted assignee of Aggregator, purchased 3,479,532 shares (the "Shares") of Class A Common Stock, at a price per share of $1.71, for an aggregate purchase price of approximately $5,950,000, in a private placement (the "Private Placement"). Purchaser satisfied its funding obligations to the Issuer arising under the Subscription Agreement with amounts contributed by its feeder funds (the "Feeders"), which amounts were called by those Feeders from the pre-existing capital obligations of their existing limited partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

As described in more detail in Item 6, below, under the caption "Board Appointment Rights," Purchaser obtained certain rights to nominate a member of Issuer's board of directors (the "Board"). Pursuant to such rights, Purchaser nominated Jacky Wu to the Board, and the Board in turn elected Mr. Wu as a member with effect from the closing of the Private Placement. Mr. Wu is not otherwise associated with the Reporting Persons and is independent of the Company's management. The Reporting Persons intend to participate in the management of the Issuer in the ordinary course of business and consistent with the extent of its investment, for example by participating in discussions with members of the Issuer's board of directors, management, and other Issuer investors regarding the Issuer's business, including its operations, prospects, capitalization and corporate governance. The information set forth under "Board Appointment Rights" in Item 6 hereof is incorporated by reference into this Item 4.

Pursuant to the Subscription Agreement, Purchaser has been granted certain preemptive and registration rights with respect to the Issuer's securities. For further information see the information set forth under "Preemptive Rights" and "Registration Rights" in Item 6 hereof, which is incorporated by reference into this Item 4. Purchaser has certain rights to dispose of Shares to the Issuer in connection with certain Issuer repurchases, redemptions, retirements or other acquisitions of Class A Common Stock (or other Issuer voting securities). See the information set forth under "Ownership Threshold Protection" in Item 6 hereof, which is incorporated by reference into this Item 4.

Except as set forth herein and to the extent that the Reporting Persons may have influence over the corporate activities of the Issuer on the basis of the relationships, rights and plans described above, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock, except for the ultimate interests of investors in the Feeders.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Board Appointment Rights. Pursuant to the Subscription Agreement, effective at the Closing Date, and for so long as Purchaser beneficially owns at least 5.0% of the outstanding shares of Class A Common Stock, the Issuer shall take all actions necessary to cause one (1) individual (the "Purchaser Director") nominated by the Purchaser to be elected or appointed to the Board, subject to meeting certain independence requirements and the consent of the Issuer and two other investors of the Issuer, each as set forth in the Subscription Agreement. If Purchaser nominates an individual who does not satisfy certain heightened independence requirements set forth in the Subscription Agreement, the Issuer has agreed to use commercially reasonable efforts, following receipt of certain required regulatory approvals and subject to applicable law, Nasdaq listing requirements and the approval of the Board and the nominating and governance committee of the Issuer, to appoint such individual to the Board or nominate such individual for election at the next meeting of Issuer stockholders at which directors are elected. Purchaser's initial nominee, Jacky Wu, was appointed to the Board at the closing of the Private Placement.

Voting Commitment. For so long as the Purchaser Director is serving as a member of the Board, Purchaser has agreed with the Issuer that it will, and will cause its affiliates to, cause all shares of Class A Common Stock beneficially owned by Purchaser and its affiliates to be voted in favor of the election of each member of any slate of directors recommended by the Board that includes all director nominees designated by Purchaser pursuant to the Subscription Agreement; provided that the Purchaser Director shall have voted in favor of such slate.

Preemptive Rights. Pursuant to the Subscription Agreement, until the earliest of (i) the third (3rd) anniversary of the closing of the Private Placement, (ii) the time when Purchaser and its affiliates beneficially own less than 3.0% of the shares of Class A Common Stock acquired pursuant to the Subscription Agreement, and (iii) a change of control of the Issuer, subject to certain customary exceptions, Purchaser shall have a preemptive right pursuant to which Purchaser may purchase for cash, on the same terms and conditions as offered to other investors, a pro rata portion of certain future issuances by the Issuer of equity securities or securities convertible into, exercisable for or exchangeable for equity securities, based on Purchaser's beneficial ownership of the Issuer's then-outstanding Class A Common Stock on a fully diluted basis.

Registration Rights. Beginning on the first (1st) anniversary of the closing date of the Private Placement, subject to certain customary exceptions and otherwise on customary terms and conditions, including that the Issuer shall bear the costs and expenses in connection with any shelf registration statement up to $15,000 (subject to certain exceptions), Purchaser will have the right to request that the Issuer prepare and file a shelf registration statement covering the resale of all registrable securities then outstanding or issuable pursuant to the Subscription Agreement, and the Issuer will be required to file such shelf registration statement within sixty (60) days following receipt of such request and use its reasonable best efforts to cause such registration statement to be declared effective by the SEC as soon as practicable thereafter. In addition, beginning on the first (1st) anniversary of the closing date of the Private Placement, Purchaser will have customary piggyback registration rights in connection with certain registrations of the Issuer's securities. Notwithstanding the foregoing, if any of Purchaser's applications seeking certain regulatory approvals are rejected or otherwise declined by the applicable governmental authority, Purchaser shall thereafter have the right to deliver a request for registration at any time.

Ownership Threshold Protection. For so long as Purchaser or its affiliates beneficially own any voting securities of the Issuer, prior to consummating certain repurchases, redemptions, retirements or other acquisitions of voting securities that would result in Purchaser and its affiliates beneficially owning more than 9.9% of the Issuer's outstanding voting securities, the Issuer shall use commercially reasonable efforts to provide Purchaser with prior notice of such transaction. Following receipt of such notice, Purchaser will have the right to request that the Issuer repurchase from Purchaser or its affiliates a sufficient number of voting securities at the Per Share Purchase Price (as defined in the Subscription Agreement) to prevent Purchaser and its affiliates from exceeding such ownership threshold, subject to applicable law, the Issuer's organizational documents and the Issuer's financing arrangements. If Purchaser does not timely request such repurchase, or if the Issuer is unable to complete such repurchase, Purchaser has agreed that it will not vote any shares held by it or its affiliates in excess of the 9.9% ownership threshold until such time as its beneficial ownership percentage no longer exceeds such threshold; provided that such shares will continue to retain their economic rights, including rights to dividends and distributions.

The foregoing descriptions of the arrangements under the Subscription Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, which is attached as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2026 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement among the Reporting Persons, dated as of September 11, 2026.

99.2 - Subscription Agreement, dated as of July 19, 2026, between Conversant PIF Aggregator A LP and Greenidge Generation Holdings Inc., now known as Vulcan Infrastructure and Power Inc. (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2026).

99.3 - Power of Attorney of Michael J. Simanovsky

## Signatures
- Conversant PIF VIP Holdco LLC: /s/ Justin Manaster, Justin Manaster, Board Member (09/11/2026)
- Conversant Capital LLC: /s/ Paul Dumaine, Paul Dumaine, General Counsel and Chief Compliance Officer (09/11/2026)
- Michael J. Simanovsky: /s/ Paul Dumaine, Paul Dumaine, Attorney-in-fact for Michael J. Simanovsky (09/11/2026)